November 5, 2010

Ryan C. Larrenaga One Financial Center Boston, MA 02111 (617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Patsy Mengiste

Re:	Columbia Funds Series Trust I (the “Registrant”); File No. 811-04367

Dear Ms. Mengiste:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Connecticut Intermediate Municipal Bond Fund series of the Registrant into the Columbia Connecticut Tax-Exempt Fund series of the Registrant; and

2)	the Columbia Georgia Intermediate Municipal Bond Fund series and the Columbia Maryland Intermediate Municipal Fond Fund series of Columbia Funds Series Trust (File No. 811-09645), the Columbia New Jersey Intermediate Municipal Bond Fund series and the Columbia Rhode Island Intermediate Municipal Bond Fund series of the Registrant, and the RiverSource Intermediate Tax-Exempt Fund series of RiverSource Tax-Exempt Series, Inc. (File No. 811-02686) into the Columbia Intermediate Municipal Bond Fund series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I